1-SA FORM 1-SA

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended January 31, 2021

COCANNCO, INC.

(Exact name of issuer as specified in its charter)

Colorado	84-2351885
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1817 MARYAL DRIVE, SUITE 100, SACRAMENTO, CA 95864
(Full mailing address of principal executive offices)

(916) 905-1488
(Issuer’s telephone number, including area code)

ITEM 1. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Cocannco, Inc. a Colorado incorporated company.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements. These factors include, among other things:

•Our lack of operating history on which to judge our business prospects and management;

•Our ability to raise capital and the availability of future financing;

•Our ability to compete in a highly competitive and evolving industry;

•Our ability to protect our intellectual property;

•Adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our products and services;

•Our ability to protect against and avoid criminal prosecution and civil liability in the U.S., given the illegal status of cannabis under U.S. federal law;

•Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could harm our financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Overview

The Company was originally incorporated in the State of Colorado on July 11, 2019.

The address of our web site is www.cocannco.com. The information at our web site is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

Recent Developments

Revenue

No revenues were generated during the six months ended January 31, 2021.

Net loss

As a result of the foregoing, during the period from August 1, 2020 to January 30, 2021 we recorded a net loss of $54,337.00 The loss is mainly comprised of consulting and professional fees, and general and administrative expenses.

Liquidity and Capital Resources

As of January 31, 2021, the Company had cash on hand of $83.94. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

From August 1, 2020 through January 31, 2021, we used $54,197.00 of cash in operating activities.

Financing Activities

From August 1, 2020 through January 31, 2021, financing activities provided $53,500.00. We received these proceeds largely from borrowings.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Developments

On April 4, 2021 the company qualified with the SEC to raise $50,000,000 under Regulation A. To date, we have not raised any funds under this submission.

On April 20, 2021, the Company terminated its non-binding Letter of Intent (“LOI”) with TotaLeaf. The decision to terminate the LOI was mutual and the relationship between the company’s is amicable.

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. The lack of a proven profitable business strategy that would generate a predictable revenue stream raises substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Related Party Transaction

As of January 31, 2021, the Company does not have any related party transactions to report.

Off-Balance Sheet Arrangements

As of January 31, 2021, we did not have any off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

On April 20, 2021, the Company terminated its non-binding LOI with TotaLeaf. The decision to terminate the LOI was mutual and the relationship between the company’s is amicable.

ITEM 3. FINANCIAL STATEMENTS

COCANNCO, INC.

NOTES TO FINANCIAL STATEMENTS

For Period Ending January 31st, 2021

COCANNCO, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

July 31, 2021

Cocannco, Inc.

Balance Sheets

As of January 31, 2021

(Unaudited

$
Assets
Total Cash and Bank	83.94
Total Assets	83.94

Liabilities	-
Note Payable	53,500.00
Total Liabilities	53,500.00

Commitment and Contingencies

Equity	-
Common Stock, $0.0001 par value,
11,000,000 shares issued and outstanding	1,100.00
Additional paid in capital	150,465.66
Total Retained Earnings (Deficit)	(204,981.72)
Total Equity	(53,416.06)

Total liabilities and stockholder's equity	83.94

The accompanying notes are an integral part of these financial statements.

Cocannco, Inc.

Statement of Operations

For the Six Months Ended January 31, 2021

(Unaudited)

$
Total Income	-

Total Cost of Goods Sold	-

Gross Profit	-

Operating Expenses
Consulting Fee	5,000.00
Professional Fees	26,100.00
Advertising & Promotion	18,000.00
Dues & Subscriptions	5,140.00
Bank Service Charges	97.00
Total Operating Expenses	54,337.00

Net Income (Loss)	(54,337.00)

Average Shares Outstanding	11,000,000

Net Loss Per Common Share	(0.01)

The accompanying notes are an integral part of these financial statements.

Cocannco, Inc.

Statement of Shareholders’ Deficit

For the Six Months Ending January 31, 2021

(Unaudited)

	Common Stock
Inception 7/11/2019	Shares	Amount	Additional Paid-in- capital	Retained Earnings	Total Stockholders' Equity
Issuance of shares	11,000,000	1,100	150,466	(204,982)	(53,416)
Net Income	-	-	-		-

Stockholders' Equity July 31, 2019	11,000,000	1,100	150,466	(204,982)	(53,416)

The accompanying notes are an integral part of these financial statements.

Cocannco, Inc.

Statements of Cash Flows

For the Six Months Ended January 31, 2021

(Unaudited)

Operating Activities	$
Net Loss for the period	(54,197.00)
Prepaid Expense
Net cash from financing activities	(54,197.00)

Financing Activities	$
Proceed from Note Payable	53,500.00
Issuance of common stock	-
Net Cash from Financing Activities	53,500.00

OVERVIEW
Starting Balance	780.94
Gross Cash Inflow	53,500.00
Gross Cash Outflow	54,197.00
Net Cash Change	(697.00)
Ending Balance	83.94

The accompanying notes are an integral part of these financial statements.

COCANNCO, INC.

NOTES TO FINANCIAL STATEMENTS

For Period Ending January 31st, 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Cocannco Inc. (the “Company”) was incorporated in the State of Colorado on July 11, 2019. The Company is a startup company in the process of building an e-commerce platform for buyers and sellers, as well as other business projects, relating to the legal cannabis industry in the US.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts to the development of its business plans. The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash

Cash includes cash in bank only.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and Accounting Standards Codification (“ASC”) Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers (“ASC 340-40”), (collectively, “Topic 606”). As at January 31, 2021, the company remains in accordance with Topic 606. ASU 2014-09 requires entities to recognize revenue through the application of a five-step model, which includes identification of the contract, identification of the performance obligations, determination of the transaction price, allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. The Company implemented ASU 2014-09 for the semiannual reporting period as of January 31, 2021, which resulted in no changes to our financial statements as there is no revenue reported in the year presented.

Earnings Per Share

In accordance with accounting guidance now codified as FASB ASC Topic 260, “Earnings per Share,” Basic earnings (loss) per share (“EPS”) is computed by dividing net profit/loss available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. The number of common shares that are exercisable or converted into common stock is not material to effect diluted EPS results.

Further, since the Company showed a loss for the period presented, basic and diluted loss per share are the same for the period.

COCANNCO, INC.

NOTES TO FINANCIAL STATEMENTS

For Period Ending January 31st, 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provide that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of January 31, 2021, the Company did not have any amounts recorded pertaining to uncertain tax positions.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company has no assets or liabilities valued at fair value on a recurring basis.

Year End

The company’s year-end remains July 31st for accounting purposes.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues since inception and sustained an accumulated net loss of $(204,982) for the period from inception to January 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period. The Company’s continuation as a going concern is dependent upon, among other things, its ability to generate revenues and its ability to obtain capital from third parties. No assurance can be given that the Company will be successful in these efforts.

Management plans to raise significant capital through investors to capitalize its business plan.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

COCANNCO, INC.

NOTES TO FINANCIAL STATEMENTS

For Period Ending January 31st, 2021

NOTE 4 - INCOME TAXES

The reconciliation of income tax benefit at the U.S. statutory rate of 21% for the period ended July 31, 2020 to the Company’s effective tax rate is as follows:

Income tax benefit at statutory rate	$11,410.77
Change in valuation allowance	(11,410.77)
Income tax benefit per books	$0

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets for the period ended July 31, 2020 are as follows:

Net Operating Loss	$43,046.16
Valuation Allowance	(43,046.16)
Net deferred tax asset	$0

The Company has approximately $(204,982) of net operating losses (“NOL”) carried forward to offset taxable income, if any, in future years which expire commencing in fiscal 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

NOTE 5 – COMMITMENT AND CONTINGENCIES

On January 6th 2020, the company entered into an undocumented arrangement with Ms. Genifer Murray to serve as President, which was then approved by the board. Ms. Genifer Murray parted ways with the company three months after the said agreement. Also, the Company ended its month-to-month lease agreement in Englewood, CO and established its main office in Sacramento, CA under a month-to-month rental agreement.

NOTE 6 – LIABILITIES

Cocannco Inc. signed a promissory note of $53,500 on January 31, 2021, with Wyndgate Holdings LLC. The proceeds were used to cover business expenses.

NOTE 7 – STOCKHOLDERS’ EQUITY

Authorized Stock

The Company has authorized 475,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

The Company has authorized 25M (25,000,000) shares of Preferred Stock with 15M (15,000,000) in a Series A with each share carrying 5 voting rights and convertible into 5 shares of Common Stock. There are no Preferred Shares issued and outstanding at this time.

During the accounting period, the company made proper classification of stockholder’s equity to bring the outstanding shares to 11,000,000 due to the contribution made in the amount of $76,565.66 during the last accounting year.

COCANNCO, INC.

NOTES TO FINANCIAL STATEMENTS

For Period Ending January 31st, 2021

NOTE 8 – SUBSEQUENT EVENTS

A new ownership group bought the company which became official on the 2nd of November 2020 and appointed their directors as follow:

Rich Thomas – President, CEO, Director

Donald Clark - Chief Operating Officer (COO), Director

Evan Clark – Secretary, Treasurer, Director

The former Officers and Directors that resigned on the 2nd of November 2020 are namely:

Donald Bosch – CEO, Director.

Richard Pfeffer – COO, Director.

Subsequent to the acquisition of the company by new ownership, the outstanding shares were increased to 11,000,000 shares on October 27, 2020. Advances from shareholders for the period was agreed to be exchanged for common shares, on the official date of acquisition. This settles the Current Liabilities amount shown in the balance sheet.